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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03013159

[redacted]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33312

RECEIVED FEB 28 2003 PROCESSING SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JMC Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9710 Scranton Rd. Ste. 100
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Forrester 858-450-0055
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*
PricewaterhouseCoopers LLP
(Name - if *individual, state last,* first, *middle name)*

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMC Financial Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

Robert E. Jeffords

ROBERT E. JEFFORDS
Commission # 1214485
Notary Public - California
San Diego County
My Comm. Expires Mar 29, 2003

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(Supplemental Report on Internal Control Structure)

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3).*

PRICEWATERHOUSE(OPERS

PricewaterhouseCoopers LLP
160 Federal St.
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of In ndent Accountants

To the Board of Directors
JMC Financial Corporation:

In our opinion, the accompanying statement of cial condition and the related statements of income, of changes in shareholder's equity an f cash flows present fairly, in all material respects, the financial position of JMC Financial oration, (the "Company") at December 31, 2002, and the results of its operations and its cash ws for the year then ended in conformity with accounting principles generally accepted in th nited States of America. These financial statements that you are filing pursuant to Rule 17a- er the Securities Exchange Act of 1934 are the responsibility of the Company's management, responsibility is to express an opinion on these financial statements based on our audit. We ducted our audit of these statements in accordance with auditing standards generally accepted he United States of America, which require that we plan and perform the audit to obtain onable assurance about whether the financial statements are free of material misstatement. audit includes examining, on a test basis, evidence supporting the amounts and disclosures in inancial statements, assessing the accounting principles used and significant estimates made management, and evaluating the overall financial statement presentation. We believe that o udit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion he basic financial statements taken as a whole. The accompanying statements of computatio net capital under SEC rule 15c3-1, computation for determination of reserve requirements u SEC rule 15c3-3, and information relating to possession or control requirements under ule 15c3-3 are presented for purposes of additional analysis and are not a required part of th ic financial statements, but is supplementary information required by Rule 17a-5 under the urities Exchange Act of 1934. Such information has been subjected to the auditing procedu lied in the audit of the basic financial statements and, in our opinion, is fairly stated in all m al respects in relation to the basic financial statements taken as a whole.

The Company is a member of a group of affiliated companies and, as di sed in the financial statements, have extensive transactions and relationships with other mem of the group. Because of these relationships, it is possible that the terms of these transa are not the same as those that would result from transactions among wholly unrelated partie

PricewaterhouseCoopers LLP

February 26, 2003

JMC FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 12,228
Non-marketable investment, at fair value	3,300
Accounts receivable and other assets	15,752
	$ 31,280

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 434
Total liabilities	434
SHAREHOLDER'S EQUITY:	
Common stock, no par value, authorized 20,000 shares, 5,000 issued	10,000
Retained earnings	20,846
Total shareholder's equity	30,846
	$ 31,280

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 102,872
Service fees	52,138
Interest and other income	569
Total revenues	155,579
EXPENSES:	
General and administrative	3,261
Fees paid to financial intermediaries	2,037
Total expenses	5,298
Income before income taxes	150,281
Income tax expense	(60,112)
Net income	$ 90,169

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2001	$ 10,000	$ 2,595,613	$ 2,605,613
Intercompany transfer (Note 5)	-	(2,523,046)	(2,523,046)
Distribution to Parent	-	(141,890)	(141,890)
Net income	-	90,169	90,169
Balance at December 31, 2002	$ 10,000	$ 20,846	$ 30,846

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 90,169
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable and other assets	8,201
Decrease in accounts payable and accrued liabilities	(17,089)
Net cash provided by operating activities	81,281
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to Parent	(141,890)
Net decrease in cash and cash equivalents	(60,609)
Cash and cash equivalents at beginning of year	72,837
Cash and cash equivalents at end of year	$ 12,228
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:	
Decrease in non-marketable security	$ 3,300
Decrease in due from Parent and affiliate	2,523,046
Decrease in retained earnings	2,664,936

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

JMC Financial Corporation (the "Company") is a wholly owned subsidiary of James Mitchell & Co. (the "Parent"), which is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and sells variable annuities and mutual fund investments.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents – Cash equivalents, which consist principally of money market mutual funds and other highly liquid financial instruments with original maturities of 90 days or less, are investments readily convertible to known amounts of cash.

Revenue Recognition – Commission revenue is recorded on the trade date. Asset-based fees are determined based upon the average balance of assets serviced during the month.

Fees to Financial Intermediaries – Fees to financial intermediaries consist of their respective contractual share of commission revenues and\or asset-based fees earned.

Fair Value of Financial Instruments – The carrying amounts of assets and liabilities approximate their fair value due to their short-term nature.

Income Taxes - The Company is included in consolidated income tax returns with DMC. DMC allocates income tax expense among the consolidated group companies based upon the Company's Federal and statutory income tax rates, which approximates 40% on income (loss) before income taxes.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the aggregate indebtedness method which requires that minimum net capital exceed 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.

JMC FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

3. NET CAPITAL REQUIREMENT (CONTINUED)

The Company cannot reduce its net capital or pay cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater.

At December 31, 2002, the Company had net capital of $14,554, which exceeded the minimum net capital requirement of $5,000 by $9,554, and a ratio of aggregate indebtedness to net capital of 0.03 to 1.

4. RELATED PARTY TRANSACTIONS

DMC provides certain management, systems, software and other administrative services to the Company. The costs for all such services are absorbed by the Company. Because of the above-mentioned relationship, it is possible that the terms of these services may not be the same as those that would result from services among wholly unrelated parties.

5. STOCKHOLDER'S EQUITY

In 2002, management determined that the $2,664,936 balance of intercompany receivables will no longer be repaid. Management reclassified those recievables as a reduction of stockholder's equity rather than a receivable subject to collection from the related subsidiary company. Accordingly, such amounts were reclassified as a reduction of stockholder's equity in December 2002.

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMMISSION

AT DECEMBER 31, 2002

NET CAPITAL:		
Total Shareholder's Equity		$ 30,846
Less Non-Allowable Assets:		
Other assets	$ 16,076	16,076
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		14,770
Less Haircuts on Securities Positions:		
Cash equivalents – money market fund		216
TENTATIVE NET CAPITAL		14,554
Minimum Net Capital Requirement:		
6-2/3% of Aggregate Indebtedness of $434 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 9,554
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Aggregate Indebtedness		$ 434
Ratio of Aggregate Indebtedness to Net Capital		0.03 to 1

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2002.

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2002

A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

JMC FINANCIAL CORPORATION

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2002

Information relating to possession or control requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal St.
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To Board of Directors of JMC Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of JMC Financial Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, the California Department of Corporations and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2003